ACCELERATED RETURN NOTES® (ARNs®)

Accelerated Return Notes® Linked to the S&P 500® Index

Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	The S&P 500® Index (Bloomberg symbol: "SPX")
Payout Profile at Maturity	• 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of the principal amount at risk
Participation Rate	300.00%
Capped Value	[$11.00 to $11.40] per unit, a [10.00% to 14.00%] return over the principal amount to be determined on the pricing date.
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

- Depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 100% of the principal amount.
- Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Market Measure.
- Payments on the notes, including any repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
- The estimated initial value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
- As a noteholder, you will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.



— Note Return at Maturity

·········· Direct Investment in Market Measure, Excluding Dividends

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-6.00%	$9.40	-6.00%
-3.00%	$9.70	-3.00%
0.00%	$10.00	0.00%
2.00%	$10.60	6.00%
4.00%	$11.20[1]	12.00%
5.00%	$11.20	12.00%
10.00%	$11.20	12.00%
30.00%	$11.20	12.00%
50.00%	$11.20	12.00%
100.00%	$11.20	12.00%

The Redemption Amount per unit cannot exceed the **hypothetical** Capped Value.